Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of Safe Pro Group Inc. as of December 31, 2025:

Safe-Pro USA LLC, a Florida limited liability company

Airborne Response Corp., a Florida corporation

Safe Pro AI LLC, a New York limited liability company

SPAI Ventures LLC, a Florida limited liability company